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                                                                      EXHIBIT 12


            TELECOMUNICACIONES DE PUERTO RICO, INC. AND SUBSIDIARIES

   STATEMENTS REGARDING COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
                              (DOLLARS IN MILLIONS)


                                                                              PERIOD FROM
                                                   NINE MONTHS ENDED        MARCH 2 THROUGH
                                                 SEPTEMBER 30, 1999(a)   SEPTEMBER 30, 1999(b)
                                                 ---------------------   ---------------------
                                                 REPORTED     ADJUSTED   REPORTED     ADJUSTED
                                                 --------     --------   --------     --------
Net income (loss) before extraordinary charge     $(41.3)      $ 58.0     $(43.2)      $ 30.0
    Add: Income taxes (benefit)                    (27.6)        19.2      (27.6)        19.2
         Fixed charges                              48.5         48.5       48.9         48.9
                                                  ------       ------     ------       ------
Adjusted earnings (loss)                          $(20.4)      $125.7     $(21.9)      $ 98.1
                                                  ======       ======     ======       ======

Fixed charges                                     $ 48.5       $ 48.5     $ 48.9       $ 48.9
                                                  ======       ======     ======       ======

RATIO OF EARNINGS TO FIXED CHARGES                    --          2.6         --          2.0

a) Results for the nine months ended September 30, 1999 include after-tax non-recurring provisions for early retirement of $81.6 million and the ESOP grant of $26.1 million. As a result, earnings were not adequate to cover fixed charges in the period. The amount of such deficiency was $68.9 million for the nine months ended September 30, 1999. The adjusted column represents the ratio of earnings to fixed charges calculated to adjust for the $99.3 million portion of these after-tax, non-recurring costs as permitted under the provisions of the Company's debt covenants.

b) Results for the period from March 2 through September 30, 1999 include an after-tax non-recurring provision for early retirement of $77.4 million. As a result, earnings were not adequate to cover fixed charges in the period. The amount of such deficiency was $70.8 million for the March 2, through September 30, 1999 period. The adjusted column represents the ratio of earnings to fixed charges to adjust for the $73.2 million portion of these after-tax, non-recurring expenses as permitted under the provisions of the Company's debt covenants.